

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5020
Fax (914) 921-5384
www.gabelli.com

GAMCO Asset Management Inc.

December 6, 2012

Mr. Frederick M. Danziger
Chairman & Chief Executive Officer
Griffin Land & Nurseries Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Dear Mr. Danziger,

GAMCO, on behalf of its investment advisory clients, is currently evaluating all options with regards to the submission of recommendations of individual(s) as nominees for director to the Issuer's nominating committee for the 2013 Annual Meeting of Stockholders. GAMCO will come to a decision in accordance with the procedures set forth in the Issuer's proxy statement.

Best Regards,

Douglas R. Jamieson
President

DRJ/gm